UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K   ☐ Form 10-Q    ☐ Form N-CEN
☐ Form N-CSR

For Period Ended:        December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

INFUSYSTEM HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

3851 West Hamlin Road
Address of Principal Executive Office (Street and Number)

Rochester Hills, Michigan 48309
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InfuSystem Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (“Annual Report”) by March 15, 2024, the prescribed due date for such filing, without unreasonable effort or expense. The Company requires additional time to complete its procedures to finalize its Annual Report, which has taken longer than anticipated as a result of the Company’s evaluation of potential errors related to 1) classification of certain expenses included in general and administrative costs that should have been included in cost of sales, and 2) the adoption and ongoing application of Accounting Standards Update No. 2016-02, Leases (Topic 842), referred to as ASC 842.

The Company changed its independent registered public accounting firm in 2023. Additional time is required to coordinate with the predecessor independent registered public accounting firm in order for them to audit the reclassification adjustment and restated footnote disclosures associated with ASC 842, and to reissue their opinions and consents for the years ended December 31, 2022 and 2021.

The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the prescribed due date of the Annual Report. The Company’s expectation regarding the timing of the filing of the Annual Report is a forward looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file its Annual Report in the time frame that is anticipated.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Barry Steele	(248)	770-8919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 14, 2024, the Company announced its unaudited financial results for the quarter and year ended December 31, 2023 in a press release entitled “InfuSystem Announces Operational and Financial Results for Fourth Quarter and Full Year 2023.” The press release was furnished to the SEC in a Current Report on Form 8-K on March 14, 2024. Details regarding changes in the Company’s classification of expenses for the quarter and year ended December 31, 2022 are in the Form 8-K. The Company does not currently anticipate material changes to its previously released financial results as a result of the error associated with the adoption and ongoing application of ASC 842.

                                      INFUSYSTEM HOLDINGS, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2024	By:	/s/ BARRY STEELE
Chief Financial Officer